SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. __)*

VerifyMe, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

92346X107
(CUSIP Number)

Carl E. Berg
Berg & Berg Enterprises, LLC
10050 Bandley Dr. Cupertino,
CA 95014
408 725 0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92346X107	Schedule 13D	Page 2 of 6

1. NAMES OF REPORTING PERSONS
Carl E. Berg
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS (see instructions) OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. SOLE VOTING POWER
11,740,000
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
11,740,000
10. SHARED DISPOSITIVE POWER
0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,740,000
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.64% (1)
14. TYPE OF REPORTING PERSON
OO

(1) Based upon 86,045,708 shares of Common Stock outstanding as of May 7, 2018.

CUSIP No. 92346X107	Schedule 13D	Page 3 of 6

1. NAMES OF REPORTING PERSONS
Berg & Berg Enterprises, LLC
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS (see instructions) WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION
California
Number of Shares Beneficially Owned by Each Reporting Person With:	7. SOLE VOTING POWER
11,440,000
8. SHARED VOTING POWER
0
9. SOLE DISPOSITIVE POWER
11,440,000
10. SHARED DISPOSITIVE POWER
0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,440,000
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.29% (1)
14. TYPE OF REPORTING PERSON
OO

(1) Based upon 86,045,708 shares of Common Stock outstanding as of May 7, 2018.

CUSIP No. 92346X107	Schedule 13D	Page 4 of 6

Item 1.	Security and Issuer.

This statement relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of VerifyMe, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Clinton Square, 75 S. Clinton Ave, Suite 510, Rochester, NY 14604.

Item 2.	Identity and Background.

The persons filing this statement (together, the “Reporting Persons”) are (i) Berg & Berg Enterprises, LLC, a California limited liability company (“Berg & Berg”), and (ii) Carl E. Berg. The principal business address of the Reporting Persons is 10050 Bandley Dr. Cupertino, CA 95014.

The Reporting Persons are primarily engaged in investment and real estate development. Mr. Berg is the managing member and primary owner of Berg & Berg.

None of the Reporting Persons, nor any manager or executive officer of the Reporting Persons has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

The Reporting Persons used Berg & Berg’s cash reserves, except for the issuance of 300,000 shares of restricted common stock which were issued for future services.

Item 4.	Purpose of Transaction.

In August and October of 2017, Mr. Berg, as the managing member of Berg & Berg, entered into two Securities Purchase Agreements (the “SPAs”) with the Issuer pursuant to which the Issuer issued and sold to Berg & Berg for a total consideration of $200,000 a total of (i) 2,860,000 shares of Common Stock and (ii) warrants to purchase 2,860,000 shares of Common Stock at the price of $0.15 per share (the “2017 Warrants”).

On January 16, 2018, Mr. Berg, as the managing member of Berg & Berg, entered into a SPA with the Issuer pursuant to which the Issuer issued and sold to Berg & Berg for a total consideration of $200,000 a total of (i) 2,860,000 shares of Common Stock and (ii) warrants to purchase 2,860,000 shares of Common Stock at the price of $0.15 per share (the “2018 Warrants,” and together with the 2017 Warrants, the “Warrants”).

On February 27, 2018, Mr. Berg was appointed to the Issuer’s Board of Directors. On March 13, 2018, in connection with his appointment to the Board of Directors Mr. Berg received 300,000 shares of restricted common stock of the Issuer.

On March 21, 2018, Berg & Berg acquired 5,720,000 shares of Common Stock upon its early exercise of the Warrants in accordance with the terms of the Issuer’s warrant reduction program.  The Warrants were exercised at a reduced price of $0.10 per share.

The purpose of the acquisition of the 5,720,000 shares of Common Stock is for investment.

CUSIP No. 92346X107	Schedule 13D	Page 5 of 6

Item 5.	Interest in Securities of the Issuer.

Mr. Berg, by virtue of being the managing member of Berg & Berg, may be deemed to beneficially own in the aggregate 11,740,000 shares of Common Stock, representing approximately 13.64% of the Issuer’s outstanding capital stock, based upon the 86,045,708 shares of Common Stock outstanding as of May 7, 2018.

The Reporting Persons have sole voting power and sole dispositive power with regard to the shares of Common Stock they beneficially own.

Set forth below are all transactions with respect to shares effected during the past sixty (60) days by any of the Reporting Persons.

Name of Reporting Person	Date of Transaction	Amount of Securities		Price Per Share
Carl E. Berg	March 13, 2018	300,000	(1)	$0.00

Berg & Berg Enterprises, LLC	March 21, 2018	5,720,000	(2)	$0.10

(1)	Represents shares of restricted stock of the Issuer received in connection with Mr. Berg’s appointment to the Board of Directors of the Issuer.

(2)	Represents the shares acquired upon early exercise of the Warrants at a reduced exercise price of $0.10 per share in accordance with the Issuer’s warrant reduction program.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

None.

CUSIP No. 92346X107	Schedule 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 11, 2018

By:	/s/ Carl E. Berg
Name:	Carl E. Berg

Berg & Berg Enterprises, LLC

By:	/s/ Carl E. Berg
Name:	Carl E. Berg
Title:	Managing Member